SEC 1745(3-98) form
Schedule 13G
Name of Issuer:  Farr company
Title of Class of Securities:  Common
CUSIP #311648109
Rule pursuant to which this schedule is filed:  Rule 13d-1(b)
1. Names of reporting persons:  Edward W. Wedbush
2. Check the appropriate box if a member of a group:  (b)
3. SEC use only
4. Citizenship or place of organization:  California
5. Sole voting power:  68,616
6. Share voting power:  428,298
7. Sole Dispositive Power:  68,616
8. Shared Dispositive Power:  435,628
9. Aggregate amount beneficially owned by each reporting person: 428,298 shs
10. Check if the aggregate amount in row (11) excludes certain shares
11. Percent of class represented by amount in row (11): 7.76%
12. Type of reporting person:  IN

1. Name of reporting persons:  E*Capital Corporation
2. Check the appropriate box if a member of a group: (b)
3. SEC use only
4. Citizenship or place of organization: California
5. Sole voting power:  141,550
6. Shared voting power:  428,298
7. Sole dispositive power:  141,550
8. Shared dispositive power: 435,628
9. Aggregate amount beneficially owned by each reporting person: 428,298 shs
10. Check if the aggregate amount in row (11) excludes certain shares
11. Percent of class represented by amount in row (11): 7.76%
12. Type of reporting person:  CO

1. Names of reporting persons: Wedbush Morgan Securities Employees'
                                 Retirement Plans
2. Check the appropriate box if a member of a group:  (b)
3. SEC use only
4. Citizenship or place of Organization: California
5. Sole voting power: 218,132
6. Shared voting power: 428,298
7. Sole Dispositive power: 218,132
8. Shared dispositive power: 435,628
9. Aggregate amount beneficially owned by each reporting person: 428,298 shs
10. Check if the aggregate amount in row (11) excludes certain shares
11. Percent of class represented by amount in row (11):  7.76%
12. Type of reporting person: EP

Item 1. Name and address of issuer

This statement relates to the shares of the common stock of Farr Company ("Issuer"). Issuer's address: 2201 Park Place, El Segundo, CA 90245.

Item 2. Filers

(a) This statement is filed by Wedbush Morgan Securities ("WMS"), which is a broker/dealer registered with the Securities and Exchange Commission; by E*Capital Corporation ("ECC"), the parent company of WMS; by Edward W. Wedbush ("EWW"), the president and chief executive officer of WMS and ECC; and Wedbush Morgan Securities Employees' Retirement Plan ("EP").

(b) Business address of the above filers are as follows:
ECC: P.O. Box 71029, Los Angeles, CA 90071-0029
WMS: P.O. Box 30014, Los Angeles, CA 90030
EWW: P.O. Box 30014, Los Angeles, CA 90030
EP : P.O. Box 30014, Los Angeles, CA 90030

(c) WMS and ECC are are California corporations and EWW is a citizen of the United States of America. EP are employee benefit plans.

(d) Common

(e) 311648109

Item 3. Classification of filers

(a) WMS is a broker/dealer registered under Section 15 of the Act.

(b)--(e) Not applicable

(f) EP is an employee benefit plan.

(g) ECC is a parent holding company of WMS or control person.

Item 4. Ownership

(a) EWW has sole ownership of 68,616 shares of issuer; ECC has sole ownership of 141,550 shares; and EP has sole ownership of 218,132 shares.

(b) Of the shares outstanding, EWW owns approximately 1.2%; ECC owns approximately 2.6%; and EP owns approximately 4%.

(c) Number of shares as to which the filer has:

    (i) sole power to vote: EWW has sole power to vote on 68,616 shares; ECC has 141,550 sole shares; and EP has 218,132 sole shares.

    (ii) shared power to vote: EWW has 428,298 shares; ECC has 428,298 shares; and EP has 428,298 shares.

    (iii) sole power to dispose: EWW has sole power to dispose on 68,616 shares; ECC has 141,550 shares to dispose; and EP has 218,132 shares to dispose.

    (iv) shared power to dispose: EWW has 428,298 shares; ECC has 428,298 shares; WMS has 428,298 shares and EP has 428,298 shares.

Item 5. Ownership of five percent or less of a class:  Not applicable

Item 6. Ownership of more than five percent on behalf of another
        Not applicable

Item 7. Identification and classification of subsidiary which acquired the securities being reported on by the parent holding company.

ECC is the parent company of WMS. ECC solely owns 141,550 shares, equivalent to 2.6% of the outstanding shares. WMS, as a subsidiary of ECC, owns 9,983 shares, equivalent to approximately 0.2% of the outstanding shares. (See
Item 8.)

Item 8. Identification and classification of members of a group

Name       Category       No. of shares     Percentage

ECC        CO             141,550           2.6%
EWW        IN              68,616           1.2%
EP                        218,132           4.0%

ECC is the parent company of WMS. EWW is the president and chief executive officer of WMS and ECC. EWW owns a majority of the outstanding shares of ECC. Accordingly, EWW may be deemed the beneficial owner of shares owned by WMS and ECC. However, beneficial ownership of the issuer's shares is hereby disclaimed by EWW.

Raymond L. Wedbush is the brother of EWW and maintains with WMS a standard brokerage account which curently holds 7,330 shares of the issuer. EWW has discretion over the account. Given the relationship between EWW and Raymond
L. Wedbush and the fact that the account is maintained by WMS, EWW and Raymond L. Wedbush, together with WMS, may be deemed to constitute a "group" is hereby disclaimed. Raymond L. Wedbush's 7,330 shares have been combined with the 68,616 shares of EWW for shared dispositive powers.

ECC, WMS and EWW disclaim membership in any group with officers or directors of ECC or WMS or with Raymond L. Wedbush.

Item 9. Notice of dissolution of group:  Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



____________________                                 __________________
E*Capital Corporation
Edward W. Wedbush                                    1/13/99
President


____________________                                ___________________
Wedbush Morgan Securities
Edward W. Wedbush                                   1/13/99
President


___________________                                 ___________________
Edward W. Wedbush                                   1/13/99



_________________________                           ___________________
Wedbush Morgan Securities
   Employees' Retirement Plans                      1/13/99
Edward W. Wedbush, Trustee